SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	▪ Results annoncement of the M-Net and SuperSport scheme Meetings dated 4 March,2004	



Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("Naspers")



Electronic Media Network Limited
(Incorporated in the Republic of South Africa)
(Registration number 1985/002853/06)
Share code: MNS   ISIN: ZAE000014304
("M-Net")



SuperSport International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1997/004203/06)
Share code: MNS   ISIN: ZAE000014304
("SuperSport")

RESULTS OF THE M-NET AND SUPERSPORT SCHEME MEETINGS

1. RESULTS OF THE SCHEME MEETINGS

Investec Bank Limited is authorised to announce that the schemes of arrangement (collectively "the schemes") in terms of section 311 of the Companies Act, 1973, as amended, proposed by Naspers between each of M-Net and SuperSport and their shareholders other than Naspers, MNH Holdings (1998) (Proprietary) Limited, MultiChoice Africa (Proprietary) Limited and Johnnic Communications Limited ("minority shareholders") have each been approved by the requisite majority of votes exerciseable by minority shareholders at the scheme meetings held on Thursday 4 March 2004.

Application will be made to the High Court of South Africa (Witwatersrand Local Division) ("the Court") on Tuesday 16 March 2004 at 10:00 or as soon thereafter as Counsel may be heard for the sanctioning of the schemes. The Court is located in the High Court Building, von Brandis Square, corner Pritchard and von Brandis Streets, Johannesburg.

If the Court sanctions the schemes the only remaining condition precedent to which the schemes will remain subject will be the registration of the Order of Court sanctioning the schemes by the Registrar of Companies.

A further announcement regarding the outcome of the application to the Court and details of the surrender procedure required for existing minority shareholders is expected to be released on SENS on or about Tuesday 16 March 2004.

2. REMAINING SALIENT DATES AND TIMES PERTAINING TO THE SCHEMES

Detailed below are the remaining salient dates and times that are relevant to minority shareholders in terms of the schemes:

	2004
Court hearing to sanction the schemes (at 10:00 or as soon thereafter as Counsel may be heard in the High Court of South Africa (Witwatersrand Local Division))	Tuesday 16 March
Publish results of Court hearings on SENS	Tuesday 16 March
Publish results of Court hearings in the press	Wednesday 17 March
Order of Court sanctioning the schemes registered by the Registrar on or about (if the schemes are sanctioned)	Wednesday 17 March
Final date on which the schemes are expected to become unconditional, which will be announced on SENS	Wednesday 17 March
Election period opens	Friday 19 March
Posting of a further election, surrender and transfer form	Friday 19 March
Listing of, and trading in, the new Naspers shares commences	Friday 19 March
Expected last day to trade M-Net/SuperSport linked shares on the JSE Securities Exchange South Africa ("JSE") and the Nigerian Stock Exchange ("NSE") in order to be recorded in the register of M-Net and SuperSport or in the sub register of M-Net and SuperSport administered by CSDPs administering the relevant sub register on the record date of the schemes	Thursday 1 April

















	2004
Expected date of suspension of the listing of the M-Net/SuperSport linked shares on the JSE and the NSE at the commencement of business	Friday 2 April
Expected record date of the schemes to determine participation in the schemes (holders of M-Net/SuperSport linked shares on the record date of the schemes are referred to as "scheme participants")	Thursday 8 April
The election record date on which the election period closes at 12:00 by which time scheme participants must have elected to receive the cash consideration or the share consideration, failing which scheme participants will be deemed to have elected the cash consideration	Thursday 8 April
Expected operative date of the schemes from the commencement of business	Tuesday 13 April
Expected date from which the scheme consideration will be made available or posted to certificated scheme participants if the election, surrender and transfer form has been timeously received by the transfer secretaries on the record date of the schemes together with the documents of title	
or	
within five business days of receipt of the election, surrender and transfer form and the relevant documents of title by the transfer secretaries from Friday 19 March	
Dematerialised scheme participants will have the scheme consideration credited to their account held at their CSDP or broker within five business days of their election being received by the transfer secretaries from STRATE once all the conditions precedent have been fulfilled. Dematerialised scheme participants should instruct their CSDP or broker of their election in the manner and deadline stipulated by their CSDP or broker, as the case may be, and their CSDP or broker will instruct STRATE	
Expected date of termination of M-Net/SuperSport linked shares listing on the JSE and the NSE from the commencement of business	Thursday 15 April

Notes:

1. The above dates and times are subject to change, subject to agreement by Naspers, M-Net and SuperSport. Any change shall be advised to shareholders by notification on SENS and in the press.
2. All times indicated above are South African times.

3. NOTICE TO UNITED STATES RESIDENTS

The Naspers shares are being offered to you in accordance with Rule 802 of the US Securities Act of 1933 (the "US Securities Act") and have not been and will not be registered under the US Securities Act or the securities laws of any state of the United States. The offer is subject to South African disclosure requirements that are different from those of the United States. You may not be able to sue Naspers or its officers or directors in a foreign court for violations of the United States securities laws and it may be difficult to compel Naspers and its affiliates to subject themselves to a judgement by a United States court.

Cape Town
4 March 2004

Merchant bank and transactional sponsor

Investec Bank Limited
Investec Bank Limited
(Registration number 1969/004763/06)

Sponsor to M-Net and SuperSport

sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

Independent advisers to M-Net and SuperSport

andisa

SCMB
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Attorneys to the transaction

read hope phillips
ATTORNEYS

Attorneys to Naspers

JAN S. DE VILLIERS
ATTORNEYS

Reporting accountants and auditors

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Attorneys

WWB
WEBBER WENTZEL BOWENS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date: March 05, 2004 by

By: /s/ Stephan J. Z. Pacak

Name: Stephan J. Z. Pacak
Title: Director